January 28, 2005

NEWS RELEASE

Symbols:  TSX-Ven.CDU

AMEX.CDY

FSX.CR5

CARDERO SIGNS AGREEMENTS TO ACQUIRE INTEREST IN THE

CERRO ATAJO COPPER-GOLD PROJECT, ARGENTINA

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce that it has entered into agreements pursuant to which it can acquire a 100% leasehold interest in the Cerro Atajo Copper–Gold project situated in Catamarca Province, northwest Argentina.

The Cerro Atajo Property

The 2,800-hectare property lies only 10 kilometres east of the Baja de la Alumbrera copper-gold porphyry mine (reported resources of approximately 600Mt @ 0.53% copper and 0.61 g/t gold) and 25 kilometres west of the Agua Rica porphyry deposit (reported resources of approximately 700Mt @ 0.66% copper, 0.23 g/t gold and 0.037% molybdenum) within Argentina’s pre-eminent mining district.  Cardero believes Cerro Atajo is highly prospective for both high-grade gold-copper-silver veins and large tonnage copper-gold porphyry mineralization.

Geologically, the Cerro Atajo property is composed of a granitic basement and volcanic rocks that have been intruded by a minimum of two porphyry bodies.  The area is bounded by two major fault zones: the E–W striking Cerro Atajo Fault Zone to the north and the NE–SW striking Lavadera Fault Zone to the south.  Reconnaissance geological mapping by previous operators has identified advanced argillic alteration associated with the vein systems immediately adjacent to the property, whereas the dacitic intrusives have an outer halo of propyllitic, and an inner core of phyllic, alteration.

Previous exploration and exploitation in the district dates from the late 17th Century to the early 1990s and focused on several of the high-grade vein systems adjacent to the Cerro Atajo property.  To date, two vein types have been identified adjacent to the northernmost property boundary.  The first type is comprised of quartz–pyrite–gold with reported values in the order of 20 g/t, and up to 250 g/t, gold, whereas the second type is polymetallic comprised of quartz, chalcopyrite, bornite, sphalerite, galena and pyrite.  In 1995, exploration drilling by Placer Dome, on these vein systems, intersected values up to 7.44 g/t gold and 2.91% copper within gold rich stockworks.  Little exploration work has been carried out on the vein systems located within the Cerro Atajo property itself and identified through past mapping and geophysics.

In 1973, the Argentinean geological survey, La Secretaria de Mineria de la Nacion (SMN), targeted porphyry style mineralization, and carried out a drill program at Cerro Atajo in which several holes were completed within the propyllitic alteration zone.  The drillholes indicated the presence of a secondary enrichment blanket with pyrite and chalcocite mineralization encountered over widths of up to 60 meters which averaged 0.2% copper.  A magnetic survey in 1995 highlighted a large magnetic anomaly, indicative of magnetite destruction, which was interpreted to be related to the presence of a hidden porphyry system.  The copper geochemistry in soil and rock over this anomaly suggests the presence of a leached cap.  The coincident geophysical–geochemical anomaly was never drill tested, despite the highly encouraging 1973 drill results resulting from the work by SMN on the margin of the anomaly.

The foregoing information is derived from information previously prepared by former operators of the Cerro Atajo property and surrounding district, and is believed to be reliable.  However, at this time the Company has not independently verified or confirmed any of the foregoing information.

Cardero intends to commence an aggressive exploration program at Cerro Atajo, anticipated to consist of detailed mapping, geochemical sampling and geophysics, followed by drilling.  It is anticipated that this program will commence in February 2005.

Property Acquisition Details

In order to acquire its interest in Cerro Atajo, Cardero has entered into two agreements involving Sociedad Minera Catamarquena de Economia Mixta (Somicadem), a governmental corporation owned as to 51% by the Province of Catamarca and 49% by two private Argentinean companies (Shareholders).  Somicadem is the holder of the Cerro Atajo property.  The first of these agreements is with respect to the acquisition by Cardero of the interest of the Shareholders in Somicadem and the second is with respect to the acquisition by Cardero from Somicadem of the rights to explore and exploit the Cerro Atajo property.

Pursuant to the first agreement, Cardero has the option to acquire to acquire the 49% of the issued share capital of Somicadem from the Shareholders (both of whom are at arm’s length to Cardero), together with all of the interest of the Shareholders in their existing Exploration, Exploitation and Mining Lease Agreement (Existing Lease) with Somicadem relating to the Cerro Atajo property.  In order to exercise the option, Cardero is required to pay the Shareholders an aggregate of US $11,650,000, and issue 1,650,000 common shares to the Shareholders, over 5 years.  The initial payment of US $300,000 is due once Cardero has completed its due diligence (as provided for below) following Cardero having entered into a new Contract of Prospecting, Exploration and Mining Lease with Somicadem concerning Cerro Atajo to replace the Existing Lease.  At the election of Cardero, it can settle the obligation to issue some or all of the foregoing common shares by making payments to the Vendors equal to US $5.00 per share (up to US $8,250,000 in total).

Pursuant to the second agreement, which is a new Contract of Prospecting, Exploration and Mining Lease (New Lease) between Somicadem and Cardero concerning Cerro Atajo (replacing the Existing Lease), Cardero has an initial 90 day due diligence period to review the Cerro Atajo property attributes and title.  If, following completion of its due diligence investigations, Cardero elects to proceed with the New Lease, then Cardero will have the right, for 40 years, to carry out prospecting, exploration, development and exploitation activities at Cerro Atajo for consideration consisting of cash payments to Somicadem, work commitments on Cerro Atajo and an NPI royalty payable to Somicadem.  Full details of the agreement will be announced upon Cardero’s decision to proceed with the New Lease following the completion of its due diligence.

A finder’s fee is payable by Cardero in connection with the Somicadem and Cerro Atajo transactions.

Cardero’s President, Mr. Henk Van Alphen, notes that “Due to its strategic location mid-way between the Bajo de la Alumbrera and Agua Rica porphyries and to the fact that it is one of the few untested porphyry systems within Argentina’s most important mining district, Cerro Atajo represents a significant acquisition for Cardero.”

EurGeol Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, supervised the review and preparation of the information contained in this news release.

Cardero is well financed with approximately $18.5 million in the treasury and well positioned to continue aggressively exploring projects in Mexico, Peru and Argentina.  Cardero has carved a niche as one of the largest landholders with potential for Iron-Oxide Copper Gold (IOCG) discoveries in the Americas, as well as a balanced multi-commodity portfolio of high-quality precious and base metal (gold, silver and copper) prospects.  The common shares of the Company are currently listed on the American Stock Exchange (symbol CDY), the TSX Venture Exchange (symbol CDU) and the Frankfurt Stock Exchange (symbol CR5).

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other important factors that are disclosed in the Issuer’s documents filed from time to time with the TSX Venture Exchange, the British Columbia and Alberta Securities Commissions and the United States Securities & Exchange Commission.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

This press release is not an offer to buy or sell securities in the United States.